Filed Pursuant to Rule 433

Registration No. 333-156118

Subject to Completion

Preliminary Term Sheet dated September , 2011

The terms of the Notes are as specified in this term sheet and in the documents indicated herein under “Additional Note Terms”. Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” on TS-6 and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page P-4 of product supplement no. ARN-3. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this term sheet or the Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public, any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change.

Merrill Lynch & Co.
October , 2011

Units

Accelerated Return Notes Linked to the Dow Jones-UBS Agriculture Sub-Index -

Excess Return(SM) Due December , 2012

$10 principal amount per unit

Term Sheet No. 251

Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Pricing Date*: October , 2011

Settlement Date*: November , 2011

Maturity Date*: December , 2012

CUSIP:

Accelerated Return Notes®

The Notes have a maturity of approximately 14 months

The Notes provide 3-to-1 upside exposure to increases in the Dow Jones-UBS Agriculture Sub-Index - Excess Return(SM) (the “Index”), subject to a cap of between 14% and 18%

1-to-1 downside exposure, with no downside limit

Payment of the Redemption Amount at maturity is subject to the credit risk of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

No periodic interest payments

No listing on any securities exchange

Enhanced Return

Summary

The Accelerated Return Notes Linked to the Dow Jones-UBS Agriculture Sub-Index - Excess Return(SM) Due December     , 2012 (the “Notes”) are senior unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (SEK). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

The Notes provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones-UBS Agriculture Sub-Index - Excess Return(SM) (the “Index”) (the “Index”) increases moderately from the Starting Value to the Ending Value. Investors must be willing to forgo interest payments on the Notes and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement no. ARN-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation),” “SEK,” “we,” “us,” “our,” or similar references are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and all references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Dow Jones-UBS Agriculture Sub-Index - Excess Return(SM) (Bloomberg symbol: “DJUBSAG”)
Starting Value:	The closing level of the Market Measure on the pricing date, subject to the Pricing Date Market Disruption Calculation, as more fully described on page P-10 of product supplement no. ARN-3
Ending Value:

The closing level of the Market Measure on the scheduled Calculation Day. If it is determined that the Scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the Scheduled Calculation Day, the Ending Value will be determined as more fully described on page P-11 of product supplement no. ARN-3.

Capped Value:	$11.40 to $11.80 per unit, which represents a return of 14% to 18% over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date
Calculation Agent:	MLPF&S
Fees Charged:	The public offering price of the Notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-8

Determining the Redemption Amount for the Notes

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the Notes at maturity, based on a Capped Value of $11.60 (i.e., a 16% return), the midpoint of the Capped Value range of $11.40 to $11.80. The green line reflects the returns on the Notes, while the dotted gray line reflects the returns of a direct investment in the commodities or futures contracts included in, or tracked by, the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Redemption Amounts

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show a hypothetical return on the Notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

The following table illustrates, for a hypothetical Starting Value of 100 and a range of Ending Values:

▪	the percentage change from the Starting Value to the Ending Value;

▪	the Redemption Amount per unit of the Notes; and

▪	the total rate of return to holders of the Notes.

The Index is a price return index. Accordingly, the Ending Value will not include any income generated by investments of cash collateral.

The table and examples are based on a Capped Value of $11.60.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
92.00		-8.00%	$9.20		-8.00%
94.00		-6.00%	$9.40		-6.00%
96.00		-4.00%	$9.60		-4.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
104.00		4.00%	$11.20		12.00%
106.00		6.00%	$11.60	(2)	16.00%
108.00		8.00%	$11.60		16.00%
110.00		10.00%	$11.60		16.00%
120.00		20.00%	$11.60		16.00%
130.00		30.00%	$11.60		16.00%
140.00		40.00%	$11.60		16.00%
150.00		50.00%	$11.60		16.00%

(1)

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index. For recent actual levels of the Index, see the “The Index” section below beginning on page TS-9.

(2)	The Redemption Amount cannot exceed the hypothetical Capped Value of $11.60, which is the midpoint of the Capped Value range of $11.40 - $11.80.

Accelerated Return Notes®	TS-3

Examples

Example 1: The Ending Value is equal to 80% of the Starting Value:

Starting Value:	100
Ending Value:	80

$10 ×	(80)	= $8.00
100

Redemption Amount (per unit) = $8.00

Example 2: The Ending Value is equal to 104% of the Starting Value:

Starting Value:	100
Ending Value:	104

$10 +	[	$10 × 300% ×	(104 – 100)	]	= $10.00
100

Redemption Amount (per unit) = $11.20

Example 3: The Ending Value is equal to 130% of the Starting Value:

Starting Value:	100
Ending Value:	130

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00
100

Redemption Amount (per unit) = $11.60 (The Redemption Amount cannot be greater than the Capped Value.)

Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Additional Risk Factors” section below, “Risk Factors” sections beginning on page P-4 of product supplement no. ARN-3, as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the SEC on March 28, 2011 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Notes.

▪	Your investment may result in a loss, which could be substantial; there is no guaranteed return of principal.

▪	Your yield on the Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.

▪	Your return, if any, is limited to the return represented by the Capped Value.

▪	Your return, if any, is limited and may not reflect the return on a direct investment in the Index or its components.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be competitive terms for the Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging, and distributing the Notes described on page TS-8. The price at which you may sell the Notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	A trading market is not expected to develop for the Notes. MLPF&S is not obligated to make a market for, or to repurchase, the Notes.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪

If you attempt to sell the Notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the Notes are subject to SEK’s credit risk, and changes to SEK’s credit ratings are expected to affect the value of the Notes.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the Notes and their market value.

▪	Purchases and sales by MLPF&S and its affiliates of futures or options on futures contracts related to the Index may affect your return.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	Ownership of the Notes will not entitle you to any rights with respect to the commodities or futures contracts included in, or tracked by, the Index.

▪	The prices of the commodities or futures contracts included in, or tracked by, the Index may change unpredictably, affecting the value of the Notes in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the commodities or futures contracts included in, or tracked by, the Index and related futures markets may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The index sponsor(s) may adjust the Index in a way that affects its level and has no obligation to consider your interests.

▪

The U.S. federal income tax consequences of the Notes are uncertain, and may be adverse to a holder of the Notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page P-18 of product supplement no. ARN-3.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Accelerated Return Notes®	TS-5

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index commodities.

The Index is composed of exchange-traded futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The Notes are linked to the Index and not to the spot prices of the Index commodities and an investment in the Notes is not the same as buying and holding the Index commodities. While price movements in the futures contracts included in the Index may correlate with changes in the underlying physical commodities’ spot prices, the correlation will not be perfect and price movements in the spot market for those commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index commodities may not result in an increase in the prices for the futures contracts included in the Index or the level of the Index. The prices for those futures contracts and the level of the Index may decrease while the spot prices of the Index commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index commodities relative to their current prices may decrease the Redemption Amount and the value of the Notes.

In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” Specifically, during the specified “roll period” each month, the level of the Index is calculated as if the near-dated futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts.

Differences in the prices between the contracts that are sold and the new contracts for more distant delivery that are purchased are called “roll yield.” See “The Index — General.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index component could result in negative roll yield, which could decrease the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in the agriculture sector.

Because the physical commodities underlying the exchange-traded futures contracts included in the Index are heavily concentrated in a single sector, agriculture, an investment in the Notes may therefore carry risks similar to a concentrated investment in the agriculture sector, and will be less diversified than securities linked to broader range of commodities. Market prices for the futures contracts included in the Index and the underlying agricultural physical commodities may fluctuate rapidly based on numerous factors, including changes in supply and demand, floods, drought and freezing conditions, government policies and actions, and planting decisions. In addition, technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the prices of those commodities. These factors may adversely affect the level of the Index, and therefore, the value of the Notes.

Trading and other transactions by UBS AG (“UBS”), UBS Securities, and their affiliates in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

UBS, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the Index commodities. UBS, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the Index commodities or are linked to the performance of the Index. Certain of UBS’s or UBS Securities’ affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and CME Indexes and UBS Securities and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, UBS Securities, CME Indexes, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Notes into consideration at any time.

Accelerated Return Notes®	TS-6

Risks associated with the Index may adversely affect the market price of the Notes.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. CME Indexes and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the Notes.

The Notes are linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return and not the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return.

The Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return is a total return index, which, in addition to reflecting the same returns of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return and not the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return, the Redemption Amount will not reflect this total return feature.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth on page P-12 of the product supplement ARN-3:

A “Market Measure Business Day” means a day on which the Market Measure or any successor thereto is calculated and published.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of the benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪

You are willing to accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the Notes.

The Notes may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the Notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at the return represented by the Capped Value.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with the benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the Notes.

Accelerated Return Notes®	TS-7

Supplemental Plan of Distribution; Role of MLPF&S and Other Considerations

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days from the pricing date, purchasers who wish to trade the Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Notes will not be listed on any securities exchange. In the original offering of the Notes, the Notes will be sold in minimum investment amounts of 100 units.

MLPF&S will purchase the Notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the Notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the Notes to the investors. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the Notes, we seek competitive terms and may enter into transactions with a division of MLPF&S or one of its subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors – General” beginning on page P-4 of product supplement ARN-3 and “Use of Proceeds and Hedging” beginning on page P-21 of product supplement no. ARN-3.

MLPF&S will not receive an underwriting discount for Notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the Notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the Notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer for any purpose other than that described in the immediately preceding sentence.

Agent for Service of Process in New York

Under the Indenture, we have irrevocably appointed Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York as our authorized agent for service of process in any action based on the Notes or the Indenture brought against us in any U.S. state or federal court in The City of New York. The contact information for Mr. Dangoor is as follows:

David Dangoor

Honorary Consul General of Sweden

455 Park Avenue, 21st Floor

New York, New York 10022

Tel. No.: +1-212-888-3000

Principal Executive Office

As of December 17, 2010, our executive office is located at Klarabergsviadukten 61-63, P.O. Box 194, SE-101 23 Stockholm, Sweden.

Accelerated Return Notes®	TS-8

The Index

All disclosures contained in this document regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of CME Indexes and UBS Securities as stated in those sources, and these policies are subject to change at the discretion of CME Indexes and UBS Securities. CME Indexes and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones and UBS discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of the Market Measure” beginning on page P-14 of product supplement ARN-3. None of the issuer, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Dow Jones®”, “DJ”, “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Commodity IndexSM – Excess Return” and “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be , have been licensed to CME Indexes and have been licensed for use by the issuer for certain purposes. The Notes are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones & Company, Inc. (“Dow Jones”), UBS, UBS Securities, or any of their respective subsidiaries or affiliates, and none of these entities or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the Notes.

The Index is a sub-index of the Dow Jones-UBS Commodity IndexSM – Excess Return and measures the performance of an investment in certain agriculture-related futures contracts over time. The Index is a proprietary index established on July 7, 2005 to provide a benchmark for agriculture-related commodities investments. The Index is currently comprised of futures contracts (the “Index Components”) on seven agriculture-related physical commodities: soybeans, corn, wheat, sugar, soybean oil, coffee, and cotton (the “Index Commodities”). The Index Commodities currently trade on U.S. exchanges.

The target weights for 2011 for the Index Commodities are as follows:

Index Commodity	Weighting as of July 29, 2011
Soybeans	26.31%

Corn	26.23%

Wheat	13.35%

Sugar	11.15%

Soybean Oil	9.82%

Coffee	8.24%

Cotton	4.90%

The Index is calculated using the same methodology as the Dow Jones-UBS Commodity IndexSM – Excess Return. However, the Index only references the Index Commodities and their respective weightings in the Index. The Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Commodity Index”) is described more fully below.

Acquisition by UBS Securities and CME Indexes Joint Venture

In May 2009, UBS Securities completed its previously announced acquisition of AIG’s commodity index business, at which time UBS Securities and Dow Jones entered into a joint marketing agreement to market the Dow Jones-UBS Commodity IndexSM. Dow Jones indicated that the Dow Jones-UBS Commodity IndexSM – Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM, and would take the same form and format as the Dow Jones-AIG Commodity IndexSM – Excess Return. Dow Jones subsequently assigned all of its interests in the joint marketing agreement to CME Indexes. In March 2010, CME Group Inc. and Dow Jones launched CME Indexes, a joint venture company, which is 90% owned by CME Group Inc. and 10% owned by Dow Jones. The Dow Jones-UBS Commodity IndexSM is calculated and published by Dow Jones Indexes, the marketing name for CME Indexes, in conjunction with UBS Securities.

General

The Index is a proprietary index that provides a benchmark for commodities investments. The Index was established on July 14, 1998. The 23 physical commodities that are eligible for inclusion in the Index are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 commodities selected for 2011 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. The Index commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contracts for Each Index Commodity.” The actual Index commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index.”

Accelerated Return Notes®	TS-9

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which occurs over five DJ-UBS Business Days (as defined below) each month, the calculation of the Index is gradually shifted from the use of the nearby dated futures contracts included in the Index to longer-dated futures contracts (at a rate of 20% per DJ-UBS Business Day during the roll period). At the end of the roll period, the longer-dated futures contracts are used to calculate the Index until the next roll period.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by CME Indexes and UBS Securities at any time.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for those Index commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the futures contracts for the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to provide diversified exposure to commodities as an asset class and to avoid disproportionate weighting in any one commodity or sector, diversification rules have been established, which are applied annually. In addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by UBS Securities as the reference contract for each Index commodity. With the exception of several LME contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index commodity, UBS Securities has historically selected the futures contract that is traded in North America and denominated in U.S. dollars. If more than one of those contracts exists, UBS Securities has selected the most actively traded contract. Data concerning the Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts[1]	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	5.11%	LME	25 metric tons

Coffee	Coffee “C”	2.29%	NYBOT	37,500 lbs

Copper[2]	cents/pound Copper cents/pound	7.38%	COMEX	25,000 lbs

Corn	Corn cents/bushel	7.29%	CBOT	5,000 bushels

Cotton	Cotton cents/pound	1.36%	NYBOT	50,000 lbs

Crude Oil	Light, Sweet Crude Oil $/barrel	14.83%	NYMEX	1,000 barrels

Gold	Gold $/troy oz.	11.75%	COMEX	100 troy oz.

[1]	Reflects the approximate weightings as of July 29, 2011 of the nineteen commodities currently included in the Index.

[2]

The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contract and the LME copper contract volume data in determining the weighting for the Index.

Accelerated Return Notes®	TS-10

Heating Oil	Heating Oil cents/gallon	4.16%	NYMEX	42,000 gallons

Lean Hogs	Lean Hogs cents/pound	2.19%	CME	40,000 lbs

Live Cattle	Live Cattle cents/pound	3.49%	CME	40,000 lbs

Natural Gas	Henry Hub Natural Gas $/mmbtu	9.98%	NYMEX	10,000 mmbtu

Nickel	Primary Nickel $/metric ton	2.16%	LME	6 metric tons

Silver	Silver cents/troy oz.	4.28%	COMEX	5,000 troy oz.

Soybean Oil	Soybean Oil cents/pound	2.73%	CBOT	60,000 lbs

Soybeans	Soybeans cents/bushel	7.32%	CBOT	5,000 bushels

Sugar	World Sugar No. 11 cents/pound	3.10%	NYBOT	112,000 lbs

Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	4.13%	NYMEX	42,000 gallons

Wheat	Wheat cents/bushel	3.71%	CBOT	5,000 bushels

Zinc	Special High Grade Zinc	2.72%	LME	25 metric tons

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index commodities is assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the Index weighting of each Commodity Group as of July 29, 2011 are as follows:

Commodity Group	Commodities	As of June 16, 2011[3]
Agriculture	Coffee	27.81%
	Corn
	Cotton
	Soybeans
	Soybean Oil
	Sugar
	Wheat
Energy	Crude Oil	33.11%
	Heating Oil
	Natural Gas
	Unleaded Gasoline (RBOB)
Industrial Metals	Aluminum	17.37%
	Copper
	Nickel
	Zinc
Livestock	Lean Hogs	5.68%
	Live Cattle
Precious Metals	Gold	16.03%
	Silver

[3]	Reflects the rounded weightings of the five Commodity Groups currently included in the Index.

Accelerated Return Notes®	TS-11

Index Multipliers

The following is a list of the Index commodities included in the Index for 2011, as well as their respective Commodity Index Multipliers for 2011:

Index Commodity	2011 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.093099000
Coffee	45.546761510
Copper	78.444259540
Corn	52.221323960
Cotton	63.798985460
Crude Oil	7.383077780
Gold	0.343161340
Heating Oil	63.972755070
Lean Hogs	112.938799450
Live Cattle	141.788503900
Natural Gas	114.758628890
Nickel	0.004127320
Silver	5.087993980
Soybeans	230.479584590
Soybean Oil	25.684865370
Sugar	495.475597610
Unleaded Gasoline	64.388348750
Wheat	26.293903240
Zinc	0.052274110

Index Supervisory and Advisory Committees

CME Indexes and UBS Securities have established a two-tier oversight structure comprised of a supervisory committee (the “Supervisory Committee”) and an advisory committee (the “Advisory Committee”) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by CME Indexes, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings will be determined each year in June or July by the Supervisory Committee. The recalculation of the composition of the Index will be determined each year in June by UBS Securities under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July or August following that meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the

Accelerated Return Notes®	TS-12

Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

(1)	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

(2)	No single commodity may constitute more than 15% of the Index;

(3)	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

(4)	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by CME Indexes, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the Index components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index components are multiplied by the prices for those components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through August 2011. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the Notes. On September 22, 2011, the closing level of the Index was 81.5155.

Accelerated Return Notes®	TS-13

Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

The issuer has entered into a non-exclusive license agreement with CME Indexes and UBS Securities licensing to the issuer and to certain of the issuer’s affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by CME Indexes and UBS Securities, in connection with certain products, including the Notes.

The license agreement provides that the following language must be set forth in this document:

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®”, “DJ”, “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return”, “Dow Jones-UBS Commodity IndexSM – Excess Return” and “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be , have been licensed to CME Indexes and have been licensed for use by the issuer for certain purposes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates to the issuer is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by CME Indexes in conjunction with UBS Securities without regard to the issuer or the Notes. Dow Jones, UBS Securities and CME Indexes have no obligation to take the issuer’s needs or the owners of the Notes into consideration in determining, composing or calculating the Index. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Notes customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc. and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by the issuer, but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and Notes.

Accelerated Return Notes®	TS-14

This document relates only to Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. The information in this document regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with the Notes. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, CME INDEXES AND THE ISSUER, OTHER THAN UBS AG AND THE LICENSORS OF CME INDEXES.

Accelerated Return Notes®	TS-15

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

•

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment.

•

Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition.

You should refer to the product supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Certain U.S. Federal Income Taxation Considerations

Below is a summary of certain U.S. federal income tax considerations for U.S. investors (“U.S. Holders”) that are initial holders of the Notes and that hold the Notes as capital assets. The following summary is not complete and is qualified in its entirety by the discussions under the section entitled “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of product supplement no. ARN-3, which you should carefully review prior to investing in the Notes.

General. We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed herein could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Sale, Exchange or Other Taxable Disposition of Notes. A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, prospective investors are encouraged to consult their own tax advisors about the potential impact of several proposed legislative changes in the taxation of derivatives contracts and commodities positions, and the likelihood that any of the foregoing may take effect.

It is also possible that future regulations or other IRS guidance would require you to accrue income with respect to the Notes on a current basis at ordinary rates (as opposed to capital gains rates) in excess of any amounts paid currently or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of product supplement no. ARN-3.

Accelerated Return Notes®	TS-16

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

The final terms of the Notes will be set forth in a final term sheet, which will be filed with the SEC as a pricing supplement pursuant to Rule 424 under the Securities Act of 1933 and made available to purchasers of the Notes. The documents listed below, together with such final term sheet, are collectively referred to herein as the “Note Prospectus.”

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259302/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you these documents or the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-17